Exhibit 16.1

                         August 4, 2011

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We are currently principal accountants for Zion Oil & Gas, Inc. (the “Company”) and, under the date of March 16, 2011, we reported on the financial statements of the Company as of and for the years ended December 31, 2010 and 2009, and the effectiveness of internal control over financial reporting as of December 31, 2010. We will have to resign as the Company’s independent registered public accounting firm following the filing of the Company’s quarterly report on Form 10-Q for the period ending September 30, 2011 in accordance with the requirements of the Texas State Board. We have read the Company's statements included under Item 4.01 of its Form 8-K dated August 4, 2011, and we agree with the disclosure contained therein.

Very truly yours,

/s/ Somekh Chaikin
A member of KPMG International
Tel Aviv, Israel